
January 29, 2010

<u>Via facsimile (917) 777-2526 and US Mail</u>
Thomas H. Kennedy, Esq.
Skadden, Arps, Slate, Meager & Flom LLP
Four Times Square
New York, NY 10036

> **RE: Skyterra Communications, Inc.**
> **Schedule 13E-3/A**
> **File No. 5-36742**
> **Filed January 20 & 21, 2010**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **File No. 000-13865**
> **Filed January 8, 2010**

Dear Mr. Kennedy:

We have reviewed the above amendment filings and have the following comments.

<u>General</u>

1. Please file the response cover letter dated January 19, 2010 on EDGAR as correspondence.

2. Please be advised that we are in receipt of the confidential treatment application filed in response to prior comment 2 and are processing the application concurrently. Correspondence relating to the application will be sent under separate cover to the appropriate parties.

<u>Schedule 13E-3/A</u>

3. We note your response to prior comment 1 and disagree. It would appear that each alternative outlined in the July materials, inclusive of the supporting data behind the advisor's recommendations that was considered by the Board, ultimately formed the basis for the Board's decision to engage in the going private transaction with Harbinger. Although the revised proxy statement contains a summary of page 12 of Section 2 of the presentation materials, the underlying

assumptions for each possible alternative that is outlined in the presentation materials have not been filed. Please refer to Item 1015(a) of Regulation M-A and Item 1016 of Regulation M-A and file as an exhibit, the July 30, 2009 materials. In the alternative, please present your well reasoned analysis of why the July 30, 2009 Morgan Stanley report is not "materially related to the 13e-3 transaction." In this regard, we remind you that a 1015(a) report need not be limited to a discussion of the valuation or consideration to be received as indicated in your response. Rather, any information materially related to the current transaction that is a part of such report should be described and/or filed. Please revise or advise in accordance with this comment.

4. Further to our comment above. Please refer to Item 1013(a) and (b) of Regulation M-A. Disclosure on page 39 indicates that the Board's principal purpose for engaging in the transaction at the current time was to meet significant future funding needs. There were many alternatives considered by the Board to achieve this objective, all of which were ultimately rejected by the Board in favor of the current going private transaction. Such alternatives appear to have been preliminarily outlined and further developed in, the Morgan Stanley July 30 and September 22, 2009 materials. Disclosure of Morgan Stanley recommendations that were considered by the Board, including the basis for such recommendations if considered by the Board, would appear to be materially related to the current transaction. Additionally, disclosure on page 33 of the proxy statement states that the Board considered the inability to effect many of the alternatives, some of which appear in the July 30 materials, in the Board's consideration of the fairness of the 13e-3 transaction.   Accordingly, please file the July 30 materials as an exhibit or advise.

Preliminary Proxy

Purpose and Effects of the Merger, page 39

5. Our review of the July 30 Morgan Stanley materials and July 13 UBS materials provided supplementally indicates that a range of alternatives were considered and rejected by each of the filing parties for various reasons. Consistent with the requirements set forth in Item 1013(b) of Regulation M-A, please ensure each filing party further highlights and supplements the disclosure provided to explain the alternatives and the reasons for the rejection of alternatives considered.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Kyle Seifried, Esq.
                         Skadden, Arps, Slate, Meagher & Flom LLP